June 9, 2021

Via Edgar

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	Garrett Motion Inc. Registration Statement on Form S-1, filed on May 28, 2021 (File No. 333-256659), as amended by Pre-Effective Amendment No. 1, filed on June 9, 2021 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Garrett Motion Inc. hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Daylight Time, on June 11, 2021, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Evan S. Simpson at Sullivan & Cromwell LLP at +44-20-7959-8426.

Securities and Exchange Commission	- 2 -

Sincerely,

Garrett Motion Inc.

By:	/s/ Jerome Maironi
Name: Jerome Maironi Title: Senior Vice President, General Counsel and Corporate Secretary

cc:	Evan S. Simpson

(Sullivan & Cromwell LLP)